                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Bowmar Instrument Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.10 stated value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    103025102
             -------------------------------------------------------
                                 (CUSIP Number)

                                Frank D. Edwards
                             Chief Financial Officer
                            Electronic Designs, Inc.
                               One Research Drive
                              Westborough, MA 01581
                                 (508) 366-5151
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 24, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                  -----------------------
 CUSIP NO. 103025102                                      Page 2 of 9 Pages
-----------------------                                  -----------------------

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Electronic Designs, Inc.      IRS No. 04-3298416

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) | |
                                                                       (b) | |

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
                                                                           | |

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

  NUMBER OF    7  SOLE VOTING POWER

   SHARES         See response to Item 5

 BENEFICIALLY  8  SHARED VOTING POWER

   OWNED BY       See response to Item 5

    EACH       9  SOLE DISPOSITIVE POWER

  REPORTING       0

   PERSON     10  SHARED DISPOSITIVE POWER

    WITH          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See response to Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.4%

14   TYPE OF REPORTING PERSON *

     CO


================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 103025102                                                Page 3 of 9
-------------------                                                -----------

     This Amendment No. 2 to Schedule 13D (the "Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 12, 1998 relating to the common stock, $.10 stated value per share (the "Common Stock"), of Bowmar Instrument Corporation (the "Issuer"), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 16, 1998 (collectively, the "Schedule 13D"). This Amendment amends the Schedule 13D only with respect to those Items listed below. All capitalized terms not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     On May 3, 1998, EDI, Bravo Acquisition Subsidiary, Inc. (the "Acquisition Subsidiary") and the Issuer entered into an Agreement and Plan of Merger, as amended June 9, 1998 and August 24, 1998 (the "Merger Agreement"), pursuant to which Acquisition Subsidiary, a wholly-owned subsidiary of the Issuer, has agreed to merge with and into EDI (the "Merger"), with EDI being the surviving corporation and a wholly-owned subsidiary of the Issuer. As an inducement to EDI to enter into the Merger Agreement, EDI and a certain shareholder of the Issuer (the "Shareholder") entered into a voting agreement dated as of May 3, 1998, as amended and restated June 9, 1998 (the "Voting Agreement"), pursuant to which, among other things, the Shareholder appointed EDI as its proxy to vote certain shares of Common Stock held by such Shareholder with respect to certain matters relating to the Merger, as more fully described in Item 5 below. On August 24, 1998, EDI, Acquisition Subsidiary and the Issuer entered into an amendment (the "Amendment") to the Merger Agreement and in connection therewith, EDI and the Shareholder entered into a Second Amended and Restated Voting Agreement (the "Amended and Restated Voting Agreement").

     Except as set forth above or in Item 5, EDI does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     Pursuant to the Amended and Restated Voting Agreement, the Shareholder appointed EDI as its proxy to vote the shares of Common Stock held by such Shareholder with respect to certain matters relating to the Merger. As of August 24, 1998, the Shareholder owned an aggregate of 1,495,866 shares of Common Stock and the proxy given to EDI applied to all of such shares.

     At every meeting of the stockholders of the Issuer called with respect to the following matters, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Issuer, the proxy described above generally gives EDI the right to vote the shares of Common Stock to which it applies (i) in favor of approval of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger and (ii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of EDI, to permit EDI to vote such shares of capital stock directly.

     Except as described above, neither EDI nor, to the knowledge of EDI, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following document is filed as an exhibit to this Amendment:

        Exhibit 1. Second Amended and Restated Voting Agreement, dated as of August 24, 1998, by and between EDI and the Shareholder listed therein.

CUSIP NO. 103025102                                                Page 4 of 9
-------------------                                                -----------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1998         By: /s/ Donald F. McGuinness
                                    -------------------------------------------
                                    Donald F. McGuinness, Chief
                                    Executive Officer

CUSIP NO. 103025102                                                 Page 5 of 9
-------------------                                                 -----------

                  SECOND AMENDED AND RESTATED VOTING AGREEMENT

     This Second Amended and Restated Voting Agreement (the "Agreement") is made and entered into as of August 24, 1998, by and between Electronic Designs, Inc., a Delaware corporation ("EDI"), and the undersigned stockholder (the "Stockholder") of Bowmar Instrument Corporation, an Indiana corporation (the "Company").

                                    RECITALS

     A. EDI, the Company and Acquisition Subsidiary, a Delaware corporation and a wholly owned subsidiary of the Company ("Sub"), have entered into an Agreement and Plan of Merger, dated May 3, 1998, as amended (the "Merger Agreement"), which provides for the merger (the "Merger") of Sub with and into EDI. Pursuant to the Merger, shares of common stock of EDI will be converted into common stock of the Company on the basis described in the Merger Agreement.

     B. The Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding common stock, stated value $.10 per share, of the Company as is indicated on the final page of this Agreement (the "Shares").

     C. EDI desires the Stockholder to agree, and the Stockholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of the Company acquired hereunder and prior to the Expiration Date (as defined in Section 1.1 below, except as otherwise permitted hereby), and to vote the Shares and any other such shares of capital stock of the Company in a manner so as to facilitate consummation of the Merger, as provided herein.

     NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

     1.   AGREEMENT TO RETAIN SHARES.

          1.1 TRANSFER AND ENCUMBRANCE. Other than as provided herein, until the Expiration Date, Stockholder shall not hereafter (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of the Shares or New Shares (as defined in Section 1.2 below), (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder's obligations under this Agreement. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement); and (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VII thereof.

          1.2 ADDITIONAL PURCHASES. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, Stockholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger and (ii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of EDI, to permit EDI to vote such Shares and New Shares directly.

     3. IRREVOCABLE PROXY. By execution of this Agreement, Stockholder does hereby appoint and constitute EDI, until the Expiration Date, with full power of substitution and resubstitution, as Stockholder's true and lawful attorney and irrevocable proxy, to the full extent of the undersigned's rights with respect to the Shares and any New Shares, to vote each of such Shares and New Shares solely with respect to the matters set forth in Section 2 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares.


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


CUSIP NO.  103025102                                               Page 6 of 9
--------------------                                               -----------

     4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDER. Stockholder hereby represents, warrants and covenants to EDI as follows:

          4.1 DUE AUTHORITY. Stockholder has full power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

          4.2 NO CONFLICT; CONSENTS. (a) The execution and delivery of this Agreement by Stockholder do not, and the performance by Stockholder of the obligations under this Agreement and the compliance by Stockholder with any provisions hereof do not and will not, (i) conflict with or violate any law, statute, rule, regulation, order, writ, judgment or decree applicable to Stockholder or the Shares, (ii) conflict with or violate Stockholder's charter, bylaws, partnership agreement or other organizational documents, if applicable, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares are bound.

          (b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

          4.3 OWNERSHIP OF SHARES. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof are, and at all times up until the Expiration Date will be, free and clear of any liens, claims, options, charges, proxies or voting restrictions or other encumbrances, except as set forth on SCHEDULE A attached hereto, and (ii) does not beneficially own any shares of capital stock of the Company other than the Shares.

          4.4 NO SOLICITATIONS. Hereafter until the Expiration Date, Stockholder shall not, nor, to the extent applicable to Stockholder, shall it permit any of its affiliates to, nor shall it authorize any partner, officer, director, advisor or representative of, Stockholder or any of its affiliates to, (i) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to a Bowmar Takeover Proposal, (ii) enter into any agreement with respect to a Bowmar Takeover Proposal, (iii) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Bowmar Takeover Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (iv) initiate a stockholders' vote or action by consent of the Company's stockholders with respect to a Bowmar Takeover Proposal, or (v) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of a Bowmar Takeover Proposal.

     5. NO LIMITATION ON DISCRETION AS DIRECTOR. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent Stockholder or his representatives or designees who are serving on the Board of Directors of the Company from exercising his or their duties and obligations as a Director of the Company or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of the Company.

     6. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of EDI to carry out the intent of the Agreement.

     7. CONSENT AND WAIVER. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

     8. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

     9. MISCELLANEOUS.


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


CUSIP NO.  103025102                                               Page 7 of 9
--------------------                                               -----------

          9.1 SEVERABILITY. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          9.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either party without the prior written consent of the other.

          9.3 AMENDMENTS AND MODIFICATIONS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          9.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

          9.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or facsimile (with confirmation of receipt), or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

           If to EDI:                Electronic Designs, Inc.
                                     One Research Drive
                                     Westborough, MA
                                     Attention: Donald F. McGuinness

           with a copy to:           Goodwin, Procter & Hoar  LLP
                                     Exchange Place
                                     Boston, MA 02109
                                     Attention: Thomas P. Storer, P.C.

           If to the Stockholder:    To the address for notice set forth on the
                                     last page hereof

           with a copy to:           Bryan Cave LLP
                                     700 Thirteenth Street, N.W.
                                     Washington, DC  20005
                                     Attention: LaDawn Naegle, Esq.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

          9.6 GOVERNING LAW; JURISDICTION AND VENUE. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to its rules of conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in such state (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Delaware Courts and agree not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

          9.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.


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CUSIP NO.  103025102                                               Page 8 of 9
--------------------                                               -----------

          9.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          9.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

          9.10 NO AGREEMENT UNTIL EXECUTED. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Board of Directors of the Company has approved, for purposes of Section 23-1-43-18 of the Indiana Business Corporation Law and any applicable provision of the Company's Articles of Incorporation, the possible acquisition of the Shares by EDI pursuant to this Agreement, (ii) the Merger Agreement is executed by all parties thereto, and (iii) this Agreement is executed by all parties hereto.

CUSIP NO.  103025102                                               Page 9 of 9
--------------------                                               -----------

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

                           ELECTRONIC DESIGNS, INC.

                           By: /s/ Donald F. McGuinness
                               -----------------------------
                               Name:  Donald F. McGuinness
                               Title: President

                           STOCKHOLDER:

                           By: /s/ Edward A. White
                               -----------------------------
                               Edward A. White

                           Stockholder's Address for Notice:

                           3601 E. UNIVERSITY DRIVE
                           ---------------------------------
                           PHOENIX, AZ 85134
                           -----------------------------

                           Shares beneficially owned:

                           1,495,866 shares of Common Stock of Bowmar
                           Instrument Corporation


                                        9